December 9, 2011

Mr. Donnie Field
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lingo Media Corporation Form 20-F for the year ended December 31, 2010 Filed July 18, 2011 File No. 333-98397

Dear Mr. Field,

In response to your letter of November 4, 2011 and as a follow up to our conversation earlier today, we have requested an additional 10 business days and we expect to respond by December 23, 2011.

Please feel free to contact +1 (416) 927 7000 X 23 if you have any questions.

Yours truly,
Lingo Media

/s/ Michael Kraft

Michael Kraft
President & CEO